EXHIBIT 99.1

SHAREHOLDERS AGREEMENT

CGG VERITAS

Among

FONDS STRATEGIQUE D’INVESTISSEMENT

And

IFP Energies Nouvelles

March 8, 2012

SHAREHOLDERS AGREEMENT

AMONG:

(1)         Fonds Stratégique d’Investissement, a société anonyme organised under the laws of France, whose registered office is located at 56, rue de Lille, 75007 Paris, registered with the Registre du Commerce et des Sociétés (Companies Registry) of Paris under number 509 584 074, represented by Mr. Yves Gilet, CEO,

Hereinafter “FSI”,

AND:

(2)         IFP Energies Nouvelles, a French commercial and industrial public institution (Etablissement Public Industriel et Commercial, EPIC), whose registered office is located at 4 avenue du Bois-Préau, 92500 Rueil-Malmaison, represented by Mr. Olivier Appert, President,

Hereinafter “IFPEN”.

FSI and IFPEN are hereinafter collectively referred to as the “Parties”, and individually as a “Party”.

RECITALS

(A)       The Parties are shareholders of the company CGG Veritas, a société anonyme organised under the laws of France, whose registered office is located at 33, avenue du Maine, 75015 Paris, registered with the Registre du Commerce et des Sociétés (Companies Registry) of Paris under number 969 202 241 (hereinafter the “Company”).

(B)       FSI holds 9,867,345 shares of the Company representing 6.5% of the share capital and 6.2% of the voting rights of the Company.

(C)       IFPEN holds 6,346,610 shares of the Company representing 4.2% of the share capital and 8% of the voting rights of the Company.

(D)       The Parties wish to enter into the present shareholders agreement (hereinafter the “Agreement”) in order to affirm their reference shareholders status and to set in this Agreement certain rules governing their relationship as co-shareholders of the Company. The Parties also intend to implement a group action concerning the strategy of development of the Company. The Agreement will thus establish a group action towards the Company as of the date on which the Agreement will enter into force.

NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

ARTICLE 1 — VOTE IN SHAREHOLDERS GENERAL MEETING AND BOARD OF DIRECTORS RESOLUTIONS

For any decision submitted to the vote of the shareholders general meeting, the Parties shall exchange their respective opinions on the proposed decisions and try to reach a common position on this decision, although reaching a common position is not mandatory.

Once each Party will have a representative on the Board of directors (including individuals or legal entities whom they proposed the appointment), the Parties undertake that those representatives consult with each other on the resolutions on the agenda of Board meetings and try to reach a common position on those decisions, although reaching a common position is not mandatory.

ARTICLE 2 — SECURITIES TRANSACTIONS

2.1          GENERAL PRIOR INFORMATION OBLIGATION

The Parties shall send prior notice to the other Party relating to any plan consisting of:

(a)         conducting, with a third party or directly on the market, any operation on the shares of the Company (including any acquisition, sale, subscription or issuance of equity securities or securities potentially giving access to the share capital of the Company), or

(b)         entering into any agreement with a third party relating to the shares or voting rights of the Company,

(hereinafter, a “Plan”).

Any Plan shall be notified to the Party as soon as possible and, in any case, before the implementation of the operation or the entering into of the agreement, key element of the Plan.

2.2          CONSULTATION OBLIGATION

The Parties shall not implement a Plan without having previously organized jointly, if possible, the practical terms of the sale of the Company shares  (including concerning the schedule, the process followed and any tender procedure with financial institutions) in order to minimize the impact of the sale on the evolution of the Company’s stock price and avoid arbitrary decisions from third party investors that could be detrimental to the patrimonial interests of the Parties.

2.3          PROHIBITED OPERATIONS

The Parties shall not conduct any Plan nor any other operation that could potentially force the other Party, in particular as a result of the group action of the Parties, to launch a public tender offer on the Company’s shares.

2.4          LEGAL AND CAPITAL MARKETS CONSEQUENCES OF SECURITIES TRANSACTIONS

Notwithstanding the reciprocal obligation referred to in paragraph 2.1 above and without prejudice to the stipulations of paragraph 2.3 above, each Party is fully responsible for respecting the legal and regulatory obligations and the capital markets consequences relating to the operations that this Party conducts on the equity securities of the Company and to any operation relating to the Company shares held by the Party (for instance, the attribution of double voting rights), in particular for major shareholding notification and declaration obligations, declarations of intent and filing of a public tender offer.

Any sanction resulting from a lack of compliance to the above-mentioned obligations shall be borne solely by the defaulting Party. Thus, for instance, in case of suspension of voting rights as a result of a late mandatory major shareholding notification, those voting rights will be imputed in priority to the voting rights held by the defaulting Party. In case of an obligation to file a public tender offer on the Company’s securities, the Party that caused such an obligation will bear the consequences and costs of it, it being understood that the other Party will be free to tender its Company securities to the offer.

ARTICLE 3 — ENTRY INTO FORCE — DURATION

The Agreement will enter into force as of the signing date hereof and shall have effect during two (2) years. It will be tacitly renewed for one (1) year terms in the absence of termination by any of the Parties, such termination being notified at least two (2) months before the end of the effective term.

The stipulations of this Agreement shall be considered void as soon as the Parties hold together less than 5.0% of the shares or voting rights of the Company.

ARTICLE 4 — GENERAL PROVISIONS

4.1          DECLARATIONS TO THE COMPANY AND THE AUTORITE DES MARCHES FINANCIERS

As a result of the entering into of this Agreement and the related group action, the Parties jointly exceed the 5% (concerning IFPEN) and 10% of the share capital and 10% of the voting rights of the Company thresholds, as indicated in Appendix I.

The Parties shall communicate, together, to the Autorité des Marchés Financiers and the Company, within the applicable regulatory deadlines, the major shareholding notifications and declarations of intent referred to in Article L. 233-7 of the French Code of Commerce and the bylaws of the Company, it being specified that the notified shareholdings are the ones indicated in Appendix 1 and that the content of the declaration of intent referred to in Article 233-7, VII of the French Code of Commerce is provided in Appendix 2.

4.2          EXERCISE OF RIGHTS

The failure of a Party to exercise one of its rights pursuant to the Agreement shall not be interpreted as a renunciation to this right. The renunciation by a Party to any of its rights pursuant to the Agreement shall not be interpreted to a renunciation to the others rights resulting from the Agreement.

Any renunciation by one of the Parties to one of its rights pursuant to the Agreement shall be notified in writing to the other Party.

4.3          MANDATORY ENFORCEMENT

The Parties acknowledge that the undertakings made under the terms of the Agreement are irrevocable and might be subject to a mandatory enforcement and waive any right to make any claim under article 1142 of the French Civil Code considering those undertakings.

4.4          HEADINGS

The headings of the articles of this Agreement only aim to facilitate reading and have no contractual or interpretative value.

4.5          NOTIFICATIONS AND COMMUNICATIONS

The notifications and communications made in the context of this Agreement will be validly sent to the following addresses:

To FSI:

Attn: Directeur Général

56, rue de Lille

75007 Paris

Phone: 01 58 50 12 12

Fax: 01 58 50 12 07

To IFPEN:

Attn: President

IFP Energies Nouvelles

1 et 4 Avenue du Bois-Préau

92852 Rueil-Malmaison Cedex

Phone: 01 47 52 65 48

Fax: 01 47 52 67 54

or to any other address those recipients may have had indicated in accordance with the provisions of Article 4.5 of this Agreement.

Any notification or communication shall be (i) faxed and confirmed by letter with acknowledgement of receipt sent, at the latest, on the next business day, or (ii) delivered by hand in return for a signed and dated receipt from the recipient or (iii) sent by registered mail with acknowledgement of receipt and will be presumed received (x) on the date of the fax, (y) on the date written by the recipient on the receipt if it is delivered by hand or (z) three (3) business days after the date of the stamp affixed by the postal services on the sending receipt, if it is sent by registered mail.

This Article shall not apply to communications made in the context of the consultation cases specifically provided for by this Agreement.

4.6          FEES

Each of the Parties shall bear the costs, fees and disbursements relating to the preparation and the drafting of this Agreement or the operations organized by it.

4.7          APPLICABLE LAW AND JURISDICTION

This Agreement is governed by the laws of France.

Any conflict arising between the Parties as to the interpretation, validity or enforcement of this Agreement shall be in first instance the exclusive competence of the courts of the jurisdiction of the Paris Appellate Court (Cour d’Appel de Paris).

Entered into in Paris,

On March 8, 2012,

In two (2) original copies.

Fonds Stratégique d’Investissement	IFP Energies Nouvelles

/s/ Jean-Yves Gilet	/s/ Olivier Appert
By: Jean-Yves Gilet	By: Olivier Appert
Title: Directeur Général (CEO)	Title: President

APPENDIX 1

COMPANY SHARE CAPITAL AND VOTING RIGHTS REPARTITION

Shareholders	Number of shares of the Company	Percentage of the share capital of the Company	Number of voting rights of the Company	Percentage of the voting rights of the Company
FSI	9,867,345	6.50%	9,867,345	6.22%
IFP Energies Nouvelles	6,346,610	4.18%	12,693,220	8.00%
Group’s total	16,213,955	10.68%	22,560,565	14.22%
Other shareholders	135,647,977	89.32%	136,126,723	85.78%
Total	151,861,932	100.00%	158,687,288	100.00%

APPENDIX 2

DECLARATION OF INTENT TO BE SENT TO THE AMF AND THE COMPANY

Content of the declaration of intent:

FSI and IFP Energies Nouvelles (IFPEN) state to have entered into an agreement according to which they undertake to consult with each other concerning the company CGG Veritas in which they are both shareholders. As a result of this group action, they crossed the thresholds of 10% of the share capital and voting rights of CGG Veritas. They did not proceed to acquire any CGG Veritas securities for this operation. FSI and IFPEN reserve the right acquire shares, on or off the market, without taking control of the company. They wish to pursue the current strategy of the company. They do not wish to ask for the appointment of additional directors. They did not enter into any temporary share sale agreement relating to the shares or voting rights of the company CGG Veritas.